

September 3, 2015

Mail Stop 4631

<u>Via E-mail</u>
James Pakulis
President
Wisdom Homes of America, Inc.
500 North Northeast Loop 323
Tyler, TX 75708

> **Re:** **Wisdom Homes of America, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 21, 2015**
> **File No. 000-51225**

Dear Mr. Pakulis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1.  It appears that you have filed your information statement on Schedule 14C prior to receiving the requisite written consent of holders of a majority of your outstanding common stock. We note, for example, that you have left the date of action by written consent of stockholders blank on pages 2, 3, 4, and 6. We also note on page 4 that you have left blank the percentage of outstanding voting stock held by the consenting stockholders. One purpose of an information statement on Schedule 14C is to provide a company's stockholders of notice of certain actions *that have already been* taken by written consent of the holders of a majority of a company's outstanding stock. The filing of a preliminary information statement on Schedule 14C in advance of the company obtaining the requisite written consent of holders of a majority of your outstanding common stock appears inappropriate. Further, an information statement on Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. It is clear from the disclosure in the information statement and conversations with your

counsel that the company intends to solicit shareholders.  This requires providing shareholders a proxy statement as well as the filing of a preliminary proxy.  Please refer to Rules 14a-2 and 14a-3 of Regulation 14A.

2.     Your information statement on Schedule 14C was filed on August 21, 2015.  The information contained in your beneficial ownership table on page 9 is "as of August 25, 2015. . . ."  Please advise.

3.     Footnote (2) to the beneficial ownership table on page 9 indicates that the ownership percentages are based on "74,096,579 shares of Common Stock issued and outstanding," presumably as of August 25, 2015 as indicated in the first paragraph to the beneficial ownership table on page 9.  Please explain your certainty as to the number of shares as of August 25, 2015 as disclosed in the beneficial ownership table on the one hand, and the blank spaces on pages 4 and 7 discussing the number of shares outstanding as of August 25, 2015, on the other hand.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc:     Brian A. Lebrecht, Clyde, Snow & Sessions (*via e-mail*)